SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Aerobic Creations, Inc.
                                (Name of Issuer)

               Common Stock, $0.001 par value per share & Warrants
                         (Title of Class of Securities)

                                    00772P100
                                 (CUSIP Number)

                     [name and address of reporting person]

                                 with a copy to:

                                      ----
                             David D. Gammell, Esq.
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                NOVEMBER 8, 2006

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert Agresti
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                3,082,265.3
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


----------------
(1) The board of directors and stockholders of the Company have approved a one for 11.2261585365 reverse stock split of the Company's shares of common stock. This stock split is expected to take effect once the Company has complied with the regulations of Section 14(c) of the Securities Exchange Act of 1934, as amended. The number of shares reported on this Form 13D are based on pre-split numbers of the Company's shares of common stock.

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert Lee
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                3,478,705.8
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert Wu
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                3,478,705.8
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Protex Holdings Limited
          Business Registration No.: 37135905-000
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Hong Kong
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                5,051,771.3
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        Type of Reporting Person
          00
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Han Huy Ling
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Hong Kong
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 11,226.2
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                11,226.2
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,679,269
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          FMI, Inc.
          IRS No.:  22-3692923
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                12,411,335.2
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gregory DeSaye
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                491,144.4
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               12,411,335.2
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael DeSaye
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                491,144.4
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               12,411,335.2
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert O'Neill
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                491,144.4
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               12,411,335.2
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Christopher Dombalis
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                2,535,955.5
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

CUSIP No.  00772P100

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Stone
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          NONE
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8     SHARED VOTING POWER
         EACH                  32,668,042.8
       REPORTING         -------------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
        WITH(1)                1,152,870.3
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,668,042.8
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                        No
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Aerobic Creations, Inc.                         CUSIP Number: 00772P100

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock") and warrants to purchase Common Stock of Aerobic Creations, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 547 Boulevard, Kenilworth, New Jersey 07033.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by the following persons who are party to a voting agreement dated as of November 8, 2006 (the "Voting Agreement"): Robert Lee, Robert Wu, Protex Holdings Limited, Han Huy Ling as the sole stockholder and director of Protex Holdings Limited, Robert Agresti, Christopher Dombalis, Michael DeSaye, Gregory DeSaye, Robert O'Neill, FMI, Inc. and Peter Stone (collectively, "Reporting Persons").

(a)-(c), (f)

Reporting Person           Business Address                   Principal Occupation/Business         Citizenship/Place
                                                                                                    of Incorporation

Robert Lee                 547 Boulevard                      Chief Executive Officer, TUG USA,     USA
                           Kenilworth, NJ 07033               Inc. a subsidiary of the Company.

Robert Wu                  547 Boulevard                      Chief Financial Officer, TUG USA,     USA
                           Kenilworth, NJ 07033               Inc. a subsidiary of the Company.

Protex Holdings Limited*   ROOM 2102-3 CHINA INSURANCE         Holding Company                      Hong Kong
                           GROUP BLDG, 141 DES VOEUS ROAD
                           Central K3 Hong Kong

Han Huy Ling               ROOM 2102-3 CHINA INSURANCE        Sole Director and Sole Stockholder    Hong Kong
                           GROUP BLDG, 141 DES VOEUS ROAD     of Protex Holdings Limited
                           Central K3 Hong Kong

Robert Agresti             547 Boulevard                      President & Chief Executive Officer   USA
                           Kenilworth, NJ 07033               of the Company.

Christopher Dombalis       547 Boulevard                      Senior Vice President - Asia          USA
                           Kenilworth, NJ 07033               Pacific Trade and Marketing of the
                                                              Company

Michael DeSaye             547 Boulevard                      Chief Financial Officer and Chief     USA
                           Kenilworth, NJ 07033               Logistics Officer, FMI
                                                              International Corp. a subsidiary of
                                                              the Company.

Gregory DeSaye             547 Boulevard                      Chief Executive Officer, FMI          USA
                           Kenilworth, NJ 07033               International Corp. a subsidiary of
                                                              the Company.

Robert O'Neill             547 Boulevard                      President, FMI International Corp.    USA
                           Kenilworth, NJ 07033               a subsidiary of the Company.

Peter Stone                547 Boulevard                      Senior Vice-President of the Company  USA
                           Kenilworth, NJ 07033

FMI, Inc. **               800 Federal Boulevard, Carteret,   Holding Company                       Delaware
                           NJ 07008

* Han Huy Ling is the beneficial owner and sole director of Protex Holdings Limited.

** Mr. Michael DeSaye is the 25% holder of FMI, Inc., Mr. Gregory DeSaye is a 11% holder of FMI, Inc., a Delaware corporation, and Mr. Robert O'Neill is a 18.5% holder of FMI, Inc. and these three shareholders collectively control FMI, Inc. Robert O'Neill, Michael DeSaye, Joseph DeSaye and Gregory DeSaye are officers of FMI, Inc.

(d) - (e)     LEGAL PROCEEDINGS

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Robert Agresti, Peter Stone and Christopher Dombalis

         Messrs. Agresti, Stone and Dombalis acquired 3,033,150.9 shares, 1,123,401.7 shares, and 2,388,612.2 shares, respectively, of the Company's Common Stock in exchange for all of their shares of Maritime Logistics US Holdings Inc.'s ("Maritime") in connection with the merger of Maritime into a newly formed, wholly-owned subsidiary of the Company pursuant to an agreement and plan of merger. The agreement and plan of merger, which was entered into on November 8, 2006, provided that each share of common stock of Maritime be converted into approximately 16.3 shares of Common Stock of the Company.

         Mr. Agresti also acquired 28,065.4 shares of Common Stock issued in a private placement by the Company of Common Stock and warrants for Common Stock (the "Common Stock Financing") on November 8, 2006, and 21,049.1 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). Mr. Stone also acquired 16,839.2 shares of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 12,629.4 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). Mr. Dombalis also acquired 84,196.2 shares of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 63,147.1 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Agresti, Stone and Dombalis was their respective personal funds.

Michael DeSaye, Gregory DeSaye and Robert O'Neill

         Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill indirectly through their respective ownership of FMI, Inc., acquired 2,121,294.9, 933,369.8, and 1,569,758.2 shares, respectively, of the Company's Common Stock in exchange for all of the equity interests in FMI Holdco I, LLC held by FMI, Inc. in connection with the Company's acquisition of FMI Holdco I, LLC on November 8, 2006. The value of the Company's Common Stock in connection with the acquisition is $0.89 per share (prior to giving effect to the reverse stock split). The Company's Board of Directors has made a good faith determination that this is the fair market value of the Company's shares of Common Stock based, in part, on the fact that the Company, in an offering which was consummated immediately prior to the acquisition, sold units consisting of 1,122.62 shares of Common Stock (prior to giving effect to the reverse stock split) and warrants to acquire 841.96 shares of Common Stock (prior to giving effect to the reverse stock split) for $1,000 per Unit and that the per share exercise price for the warrants was set at $0.89.

         Mr. Michael DeSaye also acquired 280,654 shares of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 210,490.5 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). Mr. Gregory DeSaye also acquired 280,654 shares of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 210,490.5 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). Mr. O'Neill also acquired 280,654 shares of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 210,490.5 shares of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill was their respective personal funds.

Protex Holdings Limited and Han Huy Ling

         Protex Holdings Limited, acquired 5,051,771.3 shares of Common Stock in exchange for the stock of Sea Master Logistics (Holding) Limited held by Protex Holdings Limited. Ms. Han, as the sole stockholder of Protex Holdings Limited is the deemed beneficial owner of the shares held by Protex Holdings Limited. Ms. Han also acquired 11,226.2 shares of Company's Common Stock in exchange for her shares of stock of Sea Master Logistics (Holding) Limited.

Robert Wu and Robert Lee

         Mr. Wu and Mr. Lee acquired 3,075,967.4 shares each of Common Stock in exchange for the assets and stock of the TUG Logistics group of companies which were acquired by the Company on November 8, 2006.

         Mr. Wu and Mr. Lee also acquired 230,136.3 shares each of Common Stock issued in the Common Stock Financing (prior to giving effect to the reverse stock split), and 172,602.2 shares each of issuable upon the exercise of warrants issued in the Common Stock Financing (prior to giving effect to the reverse stock split). The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Wu and Lee was their respective personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Prior to the Reporting Persons entering into the Voting Agreement, the Company entered into and consummated a merger of the Company's wholly-owned subsidiary into Maritime which resulted in Maritime becoming a wholly-owned subsidiary of the Company and resulted in the issuance of shares of Common Stock to Messrs. Agresti, Stone and Dombalis among others. The merger resulted in a change of control of the Company. Immediately after the merger, Mr. Agresti, a former officer and director of Maritime, became the Chief Executive Officer and a director of the Company and the prior officer and director resigned. Also at that time, a majority of the stockholders of the Company agreed to amend and restate of the Company's certificate of incorporation to among other things affect a reverse stock split and change the name of the Company to Summit Global Logistics, Inc. Following the merger and the stockholders consent, the Company consummated certain financings including the Common Stock Financing and simultaneously consummated the acquisitions of the equity interests of FMI Holdco I, LLC and its parent company and the business of the TUG Logistics group of companies. As disclosed in Item 3, FMI, Inc. acquired shares Common Stock in connection with the Company's acquisition of FMI Holdco I, LLC and Messrs. Lee and Wu acquired shares of Common Stock in connection with the Company's acquisition of the TUG Logistics group of companies. The Company also satisfied certain obligations in connection with Maritime's previous acquisition of Sea Master Logistics (Holding) Limited. As disclosed in Item 3, Protex Holdings Limited acquired shares of Common Stock in connection with the Company's acquisition of Sea Master Logistics (Holding) Limited. Messrs. Agresti, Stone, Dombalis, DeSaye, DeSaye, O'Neill, Wu and Lee also acquired shares of Common Stock in the Common Stock Financing. The foregoing transactions are described in further detail in the Company's current report on Form 8-K filed on November 13, 2006.

         The Voting Agreement was entered into in connection with the acquisitions of FMI Holdco I, LLC and its parent company and the business of the TUG Logistics group of companies and the satisfaction of certain obligations relating to the acquisition of Sea Master Logistics (Holding) Limited.

         The purpose of the acquisition of the shares of Common Stock by the Reporting Persons in the acquisitions and the Common Stock Financing was as an investment in the Company. The Reporting Persons who are individuals (other than Ms. Han) are officers of the Company and its subsidiaries and Mr. Agresti is a director of the Company. Depending on market conditions and other factors, each Reporting Person may acquire additional shares as he, she or it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Each Reporting Person also reserves the right to dispose of some or all of his Common Stock in the open market, in privately negotiated transactions to third parties or otherwise to the extent permitted by applicable securities laws and certain lock-up agreements to which such Reporting Person may be a party. None of the Reporting Persons have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Persons subject to the Voting Agreement may be deemed to beneficially own, in the aggregate, 32,668,042.8 shares, representing approximately 37.3% of the Company's outstanding shares. The individually owned aggregate amount of each Reporting Person is described in Section (b) of Item 5.

(b)

Each Reporting Person has the shared power to vote the securities described in Section (a) of this Item 5. Each Reporting Person has the sole voting and dispositive power with respect to the following shares:

Robert A. Agresti: 3,082,265.3 shares, directly representing 3.52% of the Company's outstanding shares.

Robert Lee: 3,478,705.9 shares, directly representing 3.97 % of the Company's outstanding shares.

Robert Wu: 3,478,705.9 shares, directly representing 3.97 % of the Company's outstanding shares.

Han Huy Ling: 5,062,997.5 shares, representing 5.78% of the Company's outstanding shares (5,051.771.34 of which are held through Protex Holdings Limited). Ms. Han is the sole shareholder of Protex Holdings Limited and has sole power to vote or direct the vote of Protex Holdings Limited shares.

FMI, Inc.: 12,411,335.2 shares, directly representing 14.17% of the Company's outstanding shares. Mr. Michael DeSaye is the 25% holder of FMI, Inc., Mr. Gregory DeSaye is a 11% holder of FMI, Inc. and Mr. Robert O'Neill is a 18.5% holder of FMI, Inc. and these three shareholders collectively control FMI, Inc.

Gregory DeSaye: 491,444.4 shares, directly representing 0.56% of the Company's outstanding shares.

Michael DeSaye: 491,444.4 shares, directly representing 0.56% of the Company's outstanding shares.

Robert O'Neill: 491,444.4 shares, directly representing 0.56% of the Company's outstanding shares.

Christopher Dombalis: 2,535,955.5 shares, directly representing 2.90% of the Company's outstanding shares.

Peter Stone: 1,152,870.4 shares, directly representing 1.32% of the Company's outstanding shares.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response to Item 4 and the Exhibits to this Schedule 13D are hereby incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated as of November 20, 2006 by and among the Reporting Persons.

Exhibit 2. Voting Agreement dated as of November 8, 2006 by and between Maritime Logistics US Holdings Inc. and the holders of the common stock of Maritime Logistics US Holdings Inc., certain members and employees of the parent companies of FMI Holdco I, LLC, the principal holders of the common stock of the TUG group of logistic companies, and the holder of the issued shares in the capital of Sea Master Logistics (Holding) Limited, filed as Exhibit No. 4.12 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 3. Agreement and Plan of Merger, dated as of November 8, 2006, by and among Aerobic Creations, Inc., Aerobic Merger Sub Inc., and Maritime Logistics US Holdings Inc., filed as Exhibit No.
                  2.1 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 4. Sale and Purchase Agreement by and among Maritime Logistics US Holdings Inc. and Protex Holdings Limited and Sea Master Logistics (Holding) Limited, dated as of September 28, 2006, filed as Exhibit No. 10.14 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 5. Asset/Stock Purchase Agreement by and among Dolphin US Logistics, Inc. and TUG Logistics, Inc., Glare Logistics Inc., and TUG Logistics (Miami), Inc. and Clare Freight, Los Angeles, Inc., and TUG New York, Inc. and Robert Lee, and Robert Wu and Wang Dong, Di Wang and Han Huy Ling, dated as of October 2, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 6. Equity Purchase Agreement between the parties set forth therein and Maritime Logistics US Holdings Inc., dated October 23, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2006

                                               /s/ Robert Agresti
                                               ---------------------------------
                                               Robert Agresti

                                               /s/ Christopher Dombalis
                                               ---------------------------------
                                               Christopher Dombalis

                                               /s/ Michael DeSaye
                                               ---------------------------------
                                               Michael DeSaye

                                               /s/ Robert Lee
                                               ---------------------------------
                                               Robert Lee

                                               /s/ Gregory DeSaye
                                               ---------------------------------
                                               Gregory DeSaye

                                               /s/ Robert O'Neill
                                               ---------------------------------
                                               Robert O'Neill

                                               /s/ Peter Stone
                                               ---------------------------------
                                               Peter Stone

                                               /s/ Robert Wu
                                               ---------------------------------
                                               Robert Wu


                                               FMI, Inc.


                                               By: /s/ Gregory DeSaye
                                                   -----------------------------
                                               Name:  Gregory DeSaye
                                               Title: Director


                                               Protex Holdings Limited

                                               By: /s/ Han Huy Ling
                                                   -----------------------------
                                               Name:  Han Huy Ling
                                               Title: Director

                                               /s/ Han Huy Ling
                                               ---------------------------------
                                               Han Huy Ling